Veralto Corporation
255 Wyman Street, Suite 250
Waltham, MA 02451

August 1, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Veralto Corporation
Registration Statement on Form S-4
File No. 333-281056
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Veralto Corporation (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-281056) (the “Registration Statement”), so that it may become effective at 4:00 p.m., Washington, D.C. time, on August 5, 2024, or as soon thereafter as practicable.

Please contact Molly W. Fox of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526 - 6812 or molly.fox@wilmerhale.com with any questions you may have concerning this letter, or if you require any additional information.  The Registrant also requests that you please notify Ms. Fox when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Veralto Corporation

By:	/s/ James A. Tanaka
	Name:	James A. Tanaka
	Title:	Vice President, Securities & Governance and Secretary

cc:          Molly W. Fox, Wilmer Cutler Pickering Hale and Dorr LLP